Exhibit 99.2

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

As at December 31, 2017 and 2016

And for the years ended December 31, 2017 and 2016

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“David Whittle”	“Perry Ing”
David Whittle	Perry Ing
Interim President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

March 26, 2018

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MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's Chief Executive Officer and Chief Financial Officer, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
(2)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
(3)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2017. The Company's independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

March 26, 2018

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF independent REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Mountain Province Diamonds Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the “Entity”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

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MOUNTAIN PROVINCE DIAMONDS INC.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Entity's auditor since 1999.

Toronto, Canada

March 26, 2018

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and the Board of Directors of Mountain Province Diamonds Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Mountain Province Diamonds Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as of December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements") and our report dated March 26, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 26, 2018

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

Expressed in thousands of Canadian dollars

		December 31,	December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash		$43,129	$6,844
Amounts receivable	5	2,679	2,036
Prepaid expenses and other		3,464	1,318
Inventories	6	82,173	11,730
		131,445	21,928

Restricted cash	7	-	83,878
Financing costs		-	1,902
Derivative assets	15	963	-
Property, plant and equipment	8	662,658	676,053

Total assets		$795,066	$783,761

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$34,615	$16,153
Derivative liabilities	15	-	2,912
Current portion of loan facility	10	-	33,287
		34,615	52,352

Loan facility	10	-	392,616
Secured notes payable	11	396,509	-
Derivative liabilities	15	-	97
Decommissioning and restoration liability	9	29,200	24,266

Shareholders' equity:
Share capital	13	475,624	472,995
Share-based payments reserve	13	5,549	5,018
Deficit		(146,431)	(163,583)

Total shareholders' equity		334,742	314,430

Total liabilities and shareholders' equity		$795,066	$783,761

Commitments and Contingencies	8, 10, 11 & 16
Subsequent events	21

On behalf of the Board:

“Bruce Dresner”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Income

Expressed in thousands of Canadian dollars

		Year ended	Year ended
	Notes	December 31, 2017	December 31, 2016

Sales		$170,108	$-
Cost of sales:
Production costs		64,420	-
Cost of acquired diamonds		8,940	-
Depreciation and depletion		44,615	-

Earnings from mine operations		52,133	-
Exploration and evaluation expenses		472	-
Selling, general and administrative expenses	14	15,593	6,277

Operating income (loss)		36,068	(6,277)
Net finance income (expenses)	12	(52,219)	122
Derivative gains		3,178	6,028
Foreign exchange gains		30,035	4,835
Other income		90	90

Net income and comprehensive income for the year		$17,152	$4,798

Basic and diluted earnings per share	13(iv)	$0.11	$0.03

Basic weighted average number of shares outstanding		160,189,858	159,743,601
Diluted weighted average number of shares outstanding		161,024,354	160,374,298

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Total
Balance, January 1, 2016		159,678,833	$472,286	$4,776	$(168,381)	$308,681
Net income for the year		-	-	-	4,798	4,798
Issuance of common shares – exercise of options	13(iii)	130,000	483	-	-	483
Fair value of options exercised from share-based payments reserve		-	164	(164)	-	-
Share-based payment expense		-	-	469	-	469
Issuance of common shares – restricted share unit		10,000	62	(62)	-	-
Balance, December 31, 2016		159,818,833	$472,995	$5,019	$(163,583)	$314,431
Net income for the year		-	-	-	17,152	17,152
Share-based payment expense		-	-	1,582	-	1,582
Issuance of common shares – exercise of options	13(iii)	355,000	1,577	-	-	1,577
Fair value of share options exercised from share-based payments reserve		-	538	(538)	-	-
Issuance of common shares - restricted share units		79,668	514	(514)	-	-
Balance, December 31, 2017		160,253,501	$475,624	$5,549	$(146,431)	$334,742

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

Expressed in thousands of Canadian dollars

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Cash provided by (used in):
Operating activities:
Net income for the year	$17,152	$4,798

Adjustments:
Net financing (income) expenses	52,219	(122)
Depreciation and depletion	44,634	16
Share-based payment expense	1,582	469
Derivative gain	(3,178)	(6,028)
Foreign exchange gain	(30,035)	(4,835)
Changes in non-cash operating working capital:
Amounts receivable	(643)	(149)
Prepaid expenses and other	(2,146)	(497)
Inventories	(53,534)	(11,730)
Accounts payable and accrued liabilities	16,600	171
	42,651	(17,907)
Investing activities:
Interest received	1,081	976
Restricted cash	83,878	10,634
Pre-production sales capitalized	67,493	3,622
Amounts receivable	-	(539)
Capitalized interest paid	(5,451)	(25,007)
Payments for property, plant and equipment	(105,824)	(195,254)
	41,177	(205,568)
Financing activities:
Loan facility proceeds	32,403	223,600
Repayment of loan facility	(458,888)	-
Secured notes payable	424,365	-
Financing costs	(48,150)	(2,980)
Proceeds from option exercises	1,577	483
	(48,693)	221,103

Effect of foreign exchange rate changes on cash	1,150	134
Increase in cash	36,285	(2,238)
Cash, beginning of year	6,844	9,082
Cash, end of year	$43,129	$6,844

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories.

Effective March 1, 2017, the GK Mine declared commercial production for accounting purposes.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ under the symbol ‘MPVD’.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 8) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for cash calls to fund the operating expenses for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to impair property, plant and equipment.

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 26, 2018.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The policies set out below were consistently applied to all the periods presented.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash, short-term investments and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under International Financial Reporting Standard 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

3.	Significant accounting policies

(i)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated statements of comprehensive Income.

(ii)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.

Equity-settled transactions, which include RSUs, DSUs and stock options, are measured by reference to the fair value at the grant date. The fair value for RSU’s is determined using the market value of the share price, as listed on the TSX, at the close of business at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and are appropriate to calculate their fair values. The fair value determined for both RSUs and stock options at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to contributed surplus.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 13.

The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(iii)	Income taxes and deferred taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Income because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

(iv)	Mineral properties and exploration and evaluation costs and development costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

The key factors management used in determining technical feasibility and commercial viability of the Gahcho Kué Diamond Mine are demonstrable are the following;

•	completion of a feasibility study;
•	obtaining required permits to construct the Gahcho Kué Diamond Mine;
•	completion of an evaluation of the financial resources required to construct the Gahcho Kué Diamond Mine;
•	availability of financial resources necessary to commence development activities to construct the Gahcho Kué Diamond Mine; and
•	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

(v)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended, achieving 30 days at an average of 70% design capacity.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

(vi)	Impairment of non-financial assets

The carrying value of the Company’s capitalized property and equipment is assessed for impairment when indicators of potential impairment are identified to exist. If any indication of impairment is identified, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or the Company’s other group of assets. The Company has determined that it has one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.

(vii)	Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

(viii)	Financial instruments

The Company classifies non-derivative financial assets into the following categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. The Company classifies non-derivative financial liabilities into the following categories: fair value through profit or loss and other financial liabilities category. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•            Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in profit or loss.

•            Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in Other Comprehensive Income (“OCI”), except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized in profit or loss.

•            Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method less a provision for impairment.

•            Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method less a provision for impairment.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Company may enter into derivative financial instruments to mitigate economic exposures to interest rate and currency exchange rate fluctuations. Derivatives are initially recognized at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. The fair values of derivative assets and liabilities are determined using valuation techniques with assumptions based on prevailing market conditions on the reporting date. Pursuant to the Loan Facility described in Note 10, the Company entered into foreign currency forward strip and interest rate swap contracts, described in Note 15.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates. Derivative assets are not offset against derivative liabilities.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash	Fair value through profit and loss	Fair value
Derivative liabilities	Fair value through profit and loss	Fair value
Restricted cash	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Loan facility	Other liabilities	Amortized cost

The Company’s cash consists of balances with banks.

The Company had no held-to-maturity financial assets at December 31, 2017 and 2016.

(ix)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2017 and 2016 other than the provision for decommissioning and restoration associated with the Mineral Properties.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and is included in production costs. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in profit or loss.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(x)	Loss or earnings per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares divided by the weighted average number of shares outstanding during the year.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is increased by the weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares.

(xi)	New accounting policies adopted in the current year

Effective March 1, 2017, upon declaring commercial production, the Company transitioned from accounting for certain costs as a development stage company to accounting for certain costs as an operating company. The significant financial reporting changes were as follows: the capitalized costs of the GK Mine were transferred from assets under construction to the relevant asset categories; assets began to be depreciated or depleted consistent with the Company’s accounting policies; capitalization of borrowing costs to assets under construction ceased; capitalization of pre-commercial production operating costs ceased; and mine operating results are recorded in the consolidated statement of comprehensive income.

(a) Property, plant and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line
Vehicles	three to five years, straight line
Production and related equipment	units of production over proven and probable resources
General infrastructure	units of production over proven and probable resources
Earthmoving equipment	estimated hours
Mineral properties	units of production over proven and probable resources
Assets under construction	not depreciated until ready for use

(b) Inventories

Inventories are recorded at the lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. An impairment adjustment is made when the carrying amount is higher than the net realizable value.

Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Cost is determined on a weighted average cost per carat basis including production costs and value-added processing activity. As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and special diamonds produced at the GK Mine are subject to a bid process. Upon a successful bid by the Company, the fancies and specials diamonds will be included in inventories and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. Cost for fancies and specials diamonds is determined on a weighted average cost basis including production costs and value-added processing activity plus the direct cost of acquiring the fancies and specials diamonds from De Beers.

Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

(c) Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

•	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.
•	The Company can identify the component of the ore body for which access has been improved.
•	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs. The waste to ore strip ratio projected for the life of the specific orebody must be exceeded for the costs to be capitalized as stripping costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(d) Revenue

The Company early adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2017.

The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer. The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company.

As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds produced at the GK mine are subject to a bid process. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds and the Company is paid immediately for its share by De Beers.

(e) Statement of cash flows

In January 2016, the IASB issued an amendment to International Accounting Standard 7 (“IAS 7”), Statement of Cash Flows. The amended standard introduced additional disclosure requirements for liabilities arising from financing activities. The amendment is effective for annual periods beginning on or after January 1, 2017. The adoption of the amendment to IAS 7 did not have an effect on the consolidated financial statements.

(xii)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Payment (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management concludes there will be no material impact on the effect of adopting IFRS 2 on the consolidated financial statements, which will be implemented in its financial statements for the annual period beginning January 1, 2018.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Management concludes there will be no material impact on the effect of adopting IFRS 9 on the consolidated financial statements, which will be implemented in its financial statements for the annual period beginning January 1, 2018.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations and requires companies to bring most leases on balance sheet. The significant change will affect the accounting treatment of leases currently classified as operating leases. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company has assessed that the adoption of IFRS 16 will have a material increase in lease liabilities, representing the present value of future payments under arrangements currently classified as operating leases, along with a corresponding increase in property, plant and equipment.

Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The Company will adopt IFRIC 22 in its financial statements for the annual period beginning January 1, 2018 on a prospective basis. The Company has completed its assessment of the impact of IFRIC 22 and does not expect the interpretation to have a material impact on the consolidated financial statements.

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management is currently assessing the impact of the IFRIC 23 on the consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgments, estimates and assumptions have been made are summarized below.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment as at December 31, 2017 is that indicators of potential impairment exist. The primary indicators are a combination of various economic factors including expected future diamond prices and expected increases in operating and stripping costs over the life of the mine, consistent with the updated 43-101 report, identified by the Company (Note 8). The Company accordingly assessed for impairment, but determined no impairment existed. The Company’s assessment was that as at December 31, 2016 no indicator of an impairment in the carrying value of its mineral properties had occurred.

b)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision, which required significant judgment.

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly. Significant assumptions exist for the determination of what constitutes decommissioning and restoration. Judgment has been applied by management to determine which decommissioning and restoration costs have been appropriately capitalized to inventory, based on the nature of the costs incurred upon reaching commercial production.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

5.	AMOUNTS RECEIVABLE

	December 31,	December 31,
	2017	2016
GST/HST receivable	$2,068	$1,659
Other receivable	611	377
Total	$2,679	$2,036

6.	INVENTORIES

	December 31,	December 31,
	2017	2016
Ore stockpile	$19,972	$-
Rough diamonds	45,999	-
Supplies inventory	16,202	11,730
Total	$82,173	$11,730

Depreciation and depletion included in inventories at December 31, 2017 is $17,225 (2016 - $Nil).

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

7.	RESTRICTED CASH

As at December 31, 2017, the Company had total restricted cash of $Nil (2016 – $83,878), since the Loan Facility was fully repaid on December 11, 2017. On the date of termination of the Loan Facility, restricted cash became unrestricted. The amounts held in the restricted proceeds and other reserve accounts in 2016 were restricted for the use of funding the Company’s share of expenditures for the GK Mine, and other Loan Facility requirements (Note 10).

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at December 31, 2017 and 2016 are as follows:

	Property,	Assets under
	plant and equipment	construction	Total
Cost
At January 1, 2016	$90,625	$377,283	$467,908
Decommissioning and restoration adjustment	726	-	726
Additions	585	213,397	213,982
At December 31, 2016	91,936	590,680	682,616
Decommissioning and restoration adjustment	2,979	-	2,979
Transfers	537,293	(537,293)	-
Additions*	75,191	(29,408)	45,783
At December 31, 2017	$707,399	$23,979	$731,378

Accumulated depreciation
At January 1, 2016	$(4,651)	$-	$(4,651)
Depreciation	(1,912)	-	(1,912)
At December 31, 2016	(6,563)	-	(6,563)
Depreciation and depletion	(62,157)	-	(62,157)
At December 31, 2017	$(68,720)	$-	$(68,720)

Carrying amounts
At December 31, 2016	$85,373	$590,680	$676,053
At December 31, 2017	$638,679	$23,979	$662,658

*Included in the additions of assets under construction for the year ended December 31, 2017 is $10,168 (2016 - $34,750) of borrowing and other costs, and is net of $67,493 (2016 - $3,622) of pre-production sales. Amounts were transferred to their appropriate asset class upon the declaration of commercial production.

The Company’s mineral asset, the GK Mine, declared commercial production on March 1, 2017.

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Company holds a 49% interest in the GK Mine, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). Under the 2009 agreement the Company agreed to pay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historical sunk costs. In December 2017, the Company fully repaid the historical sunk costs of $59 million plus accumulated interest.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2017, the Company’s share of the letters of credit issued were $23.4 million (2016 - $23.4 million).

Impairment assessment

Impairment indicators were identified at the GK Mine, and a detailed impairment test was performed. The results of the impairment tests performed indicated no impairment exists at December 31, 2017.

9.	Decommissioning and restoration liability

The GK mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2017 and 2016:

	December 31,	December 31,
	2017	2016
Expected undiscounted cash flows	$30,045	$24,937
Discount rate	2.26%	2.31%
Inflation rate	1.99%	2.08%
Periods	2028	2028

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the year ended December 31, 2017, the decommissioning and restoration liability was increased by $4,372 (2016 - $726) for a change in estimate, reflecting primarily an increase in estimated reclamation and restoration costs due to the construction work completed at the GK mine site, and the mining operations on the property. Estimation of the amount of the effect of the change in estimate in future periods is impracticable to determine.

The continuity of the decommissioning and restoration liability at December 31, 2017 and 2016 is as follows:

	December 31,	December 31,
	2017	2016
Balance, beginning of year	$24,266	$23,045
Change in estimate of discounted cash flows	4,372	726
Accretion recorded during the year	562	495
Balance, end of the year	$29,200	$24,266

Page | 26

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

10.	LOAN FACILITY

In April 2015, the Company, through its subsidiary 2435572 Ontario Inc., entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., the Bank of Nova Scotia (Scotiabank) and Nedbank Ltd. and including ING Capital LLC, Export Development Canada, the Bank of Montreal and Société Générale. The lenders held security over the Company’s 49% interest in the GK Mine held through the Company’s subsidiaries. The term of the Loan Facility was seven years and the interest rate was U.S. dollar LIBOR plus 5.5%. The Loan Facility had a drawdown schedule that commenced on April 7, 2015 and ended on September 30, 2017 to correspond with the projected construction period and the required interest payments under the Loan Facility up to September 30, 2017. The Company ultimately drew only US$357 million from the Loan Facility. The Company was subject to maintaining several minimum reserve account balances, in accordance with the calculations set out in the Loan Facility agreement.

The loan was carried at amortized cost on the consolidated balance sheet.

On December 11, 2017, through the funds provided from the secured notes payable (Note 11) and restricted cash, the Loan Facility, and all accrued financing costs, were fully repaid. All remaining funds which were designated as restricted cash accounts, ceased to be restricted upon the full repayment of the Loan Facility.

At December 31, 2016, the Company had drawn US$332 million or $445.8 million Canadian dollar equivalent from the Loan Facility, as follows:

Total outstanding principal on loan facility	$445,776
Less: unamortized deferred financing	19,873
Total Loan Facility	$425,903
Less: current portion of loan facilty	33,287
Non-current loan facility	$392,616

11.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company incurred transaction costs of approximately $10 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends, which relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. The amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment.

As at December 31, 2017, the Company has an obligation for US$330 million or $414.8 million Canadian dollar equivalent from the secured notes payable.

Total outstanding secured notes payable	$414,843
Less: unamortized deferred transaction costs and issuance discount	18,334
Total secured notes payable	$396,509

Page | 27

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives (Note 15) and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019, in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes, with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first ranking lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years, and is subject to a quarterly commitment fee of 1.2375% per annum until March 31, 2018. Subsequent to March 31, 2018, the Company is subject to a commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at December 31, 2017, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

•	Total Leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the most recent financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.

The Company is in compliance with all financial covenants as at December 31, 2017.

Page | 28

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

12.	net finance income (expenses)

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Interest income	$1,081	$976
Accretion expense on decommissioning and restoration liability	(562)	(495)
Interest expense	(30,419)	-
Amortization of deferred financing costs	(20,790)	-
Other finance costs	(1,529)	(359)
	$(52,219)	$122

Finance costs include interest expense calculated using the effective interest method; adjusted for interest paid on interest rate swaps and foreign exchange on the interest paid and accrued. These financing costs, until the declaration of commercial production had been capitalized to assets under construction. Finance costs from March 1, 2017 to December 31, 2017, are included in the consolidated statements of comprehensive income.

13.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2017 is 160,253,501. There are no shares issued but not fully paid.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 21, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan. As at December 31, 2017, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 16,025,350 shares, and there were 11,896,685 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

Page | 29

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table summarizes information about the stock options outstanding and exercisable:

	December 31, 2017		December 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	3,020,000	$4.68	3,100,000	$4.58
Granted during the year	1,110,000	3.69	200,000	6.66
Exercised during the year	(355,000)	4.44	(130,000)	3.72
Expired during the year	(135,000)	4.84	(150,000)	6.13
Balance at end of the year	3,640,000	$4.40	3,020,000	$4.68
Options exercisable at the end of the year	2,530,000	$4.70	2,920,000	$4.65

The fair values of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 100,000 stock options issued on February 6, 2017 vested 1/3 immediately. The remaining 1/3 vest on February 6, 2018 and 1/3 on February 6, 2019. The 1,010,000 stock options issued on December 22, 2017 vest 1/3 on December 22, 2018, 1/3 on December 22, 2019, and 1/3 on December 22, 2020.

	December 31,	December 31,
	2017	2016
Exercise price	$3.48 - $5.86	$6.35 - $6.96
Expected volatility	31.03% - 31.14%	29.27% - 34.06%
Expected option life	5 years	2.5 - 5 years
Contractual option life	5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.11% - 1.82%	0.58% - 0.66%

During the year ended December 31, 2017, 355,000 (2016 – 130,000) stock options were exercised for proceeds of $1,577 (2016 - $483). The aggregate market price of the common shares on the exercise dates was $2,316 (2016 - $837).

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2017. The Black-Scholes values are measured at the grant date.

Page | 30

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

At December 31, 2017
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
March 10, 2018	$129	100,000	100,000	4.06
March 17, 2018	64	50,000	50,000	4.11
May 13, 2018	157	100,000	100,000	5.00
July 2, 2018	803	500,000	500,000	5.28
February 13, 2019	206	150,000	150,000	5.29
April 13, 2020	1,242	785,000	785,000	4.66
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	614	545,000	545,000	3.57
June 30, 2021	120	100,000	66,667	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	33,333	5.86
December 21, 2022	1,075	1,010,000	-	3.48
	$4,928	3,640,000	2,530,000	$4.40

The weighted average remaining contractual life of the options outstanding at December 31, 2017 is 2.85 years (2016 – 2.73 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the year:

	December 31, 2017		December 31, 2016
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of year	320,000	$6.48	-	$-
Awards and payouts during the year (net):
RSUs awarded	265,000	3.52	330,000	6.47
RSUs vested and common shares issued	(79,668)	6.45	(10,000)	6.17
RSUs forfeited	(16,667)	6.49	-	-
Balance at end of the year	488,665	$4.88	320,000	$6.48

As at December 31, 2017, no DSU awards have been granted.

Page | 31

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The share-based payments recognized as an expense for the years ended December 31, 2017 and 2016 are as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Expense recognized in the year for share-based payments	$1,582	$469

The share-based payment expense for the years ended December 31, 2017 and 2016 is included in selling, general and administrative expenses.

iv.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Numerator
Net income for the year	$17,152	$4,798

Denominator
For basic - weighted average number of shares outstanding	160,189,858	159,743,601
Effect of dilutive securities	834,496	630,697
For diluted - adjusted weighted average number of shares outstanding	161,024,354	160,374,298

Earnings Per Share
Basic	$0.11	$0.03
Diluted	$0.11	$0.03

For the year ended December 31, 2017, 2,805,504 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (2016 – 2,389,303 stock options).

14.	Selling, general and administrative expenses

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Selling and marketing	$6,493	$-
General and administrative:
Consulting fees and payroll	3,238	2,422
Share-based payment expense	1,582	469
Depreciation	19	16
Office and administration	870	611
Professional fees	2,161	1,466
Promotion and investor relations	162	386
Director fees	325	184
Transfer agent and regulatory fees	390	328
Travel	353	395
	$15,593	$6,277

Page | 32

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

15.	Derivative liabilities and assets

(a)	Derivative Liabilities

The Company entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 10) and into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master Agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the interest rate swap and foreign currency forward strip contracts are recognized in net income or loss as gains or losses on derivatives.

Interest Rate Swap Contracts

On April 7, 2015, the Company entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3-month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

As at December 31, 2017, the Company has settled all interest rate swap contracts.

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,126 or US$175,667, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832 or US$43,131, with a weighted average price of $1.2713/US$1.

As at December 31, 2017, the Company has settled all foreign currency forward strip contracts.

(b)	Derivative Assets

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019 in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

Page | 33

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

As at December 31, 2017, the fair value of the prepayment option embedded derivative was US$766 ($963 Canadian dollar equivalent), and has been presented as a derivative asset on the consolidated balance sheet. The Company recorded a gain of approximately $971 for the year ended December 31, 2017, which is recorded in derivative gains.

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Income for the year ended December 31, 2017 and 2016:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Gain on derivative contracts - currency contracts	$-	$5,265
Gain on derivative contracts - interest rate swap contracts	2,207	763
Gain on prepayment option embedded derivative	971	-
Total	$3,178	$6,028

16.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page | 34

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

	Carrying amount				Fair value
December 31, 2017	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash	$-	$43,129	$-	$43,129	$43,129	$-	$-	$43,129
Derivative assets	-	963	-	963	-	963	-	963
	$-	$44,092	$-	$44,092
Financial assets not measured at fair value
Amounts receivable	2,679	-	-	2,679
	$2,679	$-	$-	$2,679
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$-	$-	$34,615	$34,615
Secured notes payable	-	-	396,509	396,509	-	412,976	-	412,976
	$-	$-	$431,124	$431,124

	Carrying amount				Fair value
December 31, 2016	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash	$-	$6,844	$-	$6,844	$6,844	$-	$-	$6,844
Financial assets not measured at fair value
Amounts receivable	$2,036	$-	$-	$2,036
Restricted cash	-	83,878	-	83,878	83,878	-	-	83,878
	$2,036	$83,878	$-	$85,914
Financial liabilities measures at fair value
Derivative liabilities	$-	$3,009	$-	$3,009	-	3,009	-	3,009
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$-	$-	$16,153	$16,153
Loan facility	-	-	425,903	425,903	-	449,249	-	449,249
	$-	$-	$442,056	$442,056

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the Loan Facility is determined using a DCF model. This model uses the current market spread and is discounted using the risk-free rate plus a market spread.

The fair value of the secured notes payable is determined using a DCF model. This model uses the current market spread and is discounted using the risk-free rate plus a market spread.

Financial instruments risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Page | 35

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31,	December 31,
	2017	2016
0-30 days	$2,679	$1,882
30 to 90 days	-	150
More than 90 days	-	4
Total	$2,679	$2,036

On December 31, 2017 and 2016, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $2,068 (2016 - $1,659).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company expects that it will be able to meet its obligations as they come due from the positive cash flows of ongoing operations. Also, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes. In order for the RCF to remain available, certain financial covenants must be met (Note 11). Being able to maintain positive cash flows from operations and the ability to comply with the RCF covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

As at December 31, 2017, the Company has an obligation for US$330 million or $414.8 million Canadian dollar equivalent from the secured notes payable.

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

Page | 36

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$466	$473	$315	$1,485
Gahcho Kué Diamond Mine commitments	14,822	-	-	-	14,822
Gahcho Kué Diamond Mine operating lease obligations	841	1,384	237	166	2,628
Trade and other payables	34,615	-	-	-	34,615
Revolving credit facility stand by charges	619	1,238	585	-	2,442
Notes payable - Principal	-	-	414,843	-	414,843
Notes payable - Interest	33,551	66,466	66,375	-	166,392
	$84,679	$69,554	$482,513	$481	$637,227

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)	Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2017, since the secured notes payable does not have a variable interest rate. At December 31, 2017, the total secured notes payable was US$330 million.

At December 31, 2016, a 100-basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $6.71 million. A 100-basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest for the year ended December 31, 2016 by approximately $6.87 million.

(ii)	Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, but funded through the U.S. dollar secured notes payable (Note 11). The Company also sells its 49% share of the GK Mine diamonds produced in U.S. dollars.

As at December 31, 2017, the Company had cash, accounts payable and accrued liabilities, derivative assets, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

Cash	$25,509
Derivative assets	963
Accounts payable and accrued liabilities	(3,783)
Secured notes payable	(414,843)
Total	$(392,154)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2017 would have resulted in an increase or decrease to net income for the year ended December 31, 2017 of approximately $39.2 million.

Page | 37

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

17.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin (a corporation controlled by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Bottin, is a beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have a common member of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Bottin, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

The balances as at December 31, 2017 and 2016 were as follows:

	December 31,	December 31,
	2017	2016
Payable to the Operator of the GK Mine*	$523	$926
Payable to De Beers Canada Inc. for interest on letters of credit	339	-
Receivable from De Beers Canada Inc. for sunk cost overpayment	21	-
Payable to International Investment and Underwriting	32	53
Payable to key management personnel	178	3

*included in accounts payable and accrued liabilities

The transactions for the years ended December 31, 2017 and 2016 were as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
The total of the transactions:
Kennady Diamonds	$90	$90
International Investment and Underwriting	82	53
Remuneration to key management personnel	3,878	2,077
Sunk cost repayment to De Beers Canada Inc.	49,063	-
Diamonds sold to De Beers Canada Inc.	8,791	3,622
Diamonds purchased from De Beers Canada Inc.	19,470	10
Finance costs incurred from De Beers Canada Inc.	339	205
Assets purchased from De Beers Canada Inc.	324	553
Management fee charged by the Operator of the GK Mine	4,153	5,211

Page | 38

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2017 and 2016 were as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Consulting fees, payroll, director fees, bonus and other short-term benefits	$2,707	$1,608
Share-based payments	1,171	469
	$3,878	$2,077

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

18.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2016 – 26.5%):

	December 31, 2017	December 31, 2016

Income before income taxes	$17,152	$4,798
	26.5%	26.5%
Tax expense (recovery) calculated using statutory rates	4,545	1,271

(Earnings not taxable) expenses not deductible	(3,491)	(1,361)

Change in tax benefits not recognized	(1,054)	90
Income tax expenses (recovery)	$-	$-

Components of deferred tax assets and liabilities

	December 31, 2017	December 31, 2016
Deferred tax liabilities
Inventory	$(4,724)	$-
Property, plant & equipment	(31,606)	-
Derivative assets	(255)	-
Deferred tax asset
Non-capital loss carryforwards	36,585	-
	$-	$-

Page | 39

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Unrecognized deferred tax assets

Deductible temporary differences for which deferred tax assets have not been recognized are attributable to the following:

	December 31, 2017	December 31, 2016
Property, plant and equipment	$-	$4,802
Decommissioning and restoration liability	29,200	27,275
Capital losses	3,420	10,143
Non-capital losses, expiring 2034 to 2037	95,730	98,696
Share issuance cost	3,150	5,178
Loan facility and secured notes payable	2,439	11,334
	$133,939	$157,428

The Company also has deductible temporary differences of $34,580 (2016 -$90,655) related to the Northwest Territories mining royalty that are not recognized in these financial statements.

19.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties and ongoing operations (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors, which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time. There is a restrictive covenant on the Company’s ability to pay potential future dividends, which relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. The amount of the dividend, is limited to a maximum dollar threshold which is calculated at an opening basket of US$10 million, plus 50% of the historical consolidated net income reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment.

Management reviews its capital management approach on an ongoing basis.

The Company’s capital is summarized as follows:

	December 31,	December 31,
	2017	2016
Loan facility	$-	$425,903
Secured notes payable	396,509	-
Share capital	475,624	472,995
Share-based payments reserve	5,549	5,018
Deficit	(146,431)	(163,583)
	$731,251	$740,333

20.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2017 and 2016 and

For the Years Ended December 31, 2017 and 2016

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

21.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2017, the Company announced a definitive arrangement agreement pursuant to which the Company will acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders will receive 0.975 of a Mountain Province common share for each Kennady common share of Kennady, representing the equivalent of $3.46 per Kennady Share, based on the closing price of Mountain Province Shares on the TSX on January 26, 2018.

Subsequent to the year ended December 31, 2017, the Company announced it had signed a non-binding memorandum of understanding (“MoU”) with its partner in the Gahcho Kué mine, De Beers Canada Inc. The MoU contemplates a framework under which properties owned by Kennady may be incorporated into the Gahcho Kué joint venture, in the event that the Company’s proposed acquisition of Kennady is approved. The Company and De Beers will now work towards a definitive agreement based on the MoU.

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Management’s Discussion and Analysis

For the Year Ended December 31, 2017

TSX: MPVD |NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

This Management’s Discussion and Analysis (“MD&A”) as of March 26, 2018 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2017 and for the years ended December 31, 2017 and 2016 and for the years therein ended. The following MD&A has been approved by the Board of Directors.

The audited consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Keyvan Salehi, P.Eng., MBA, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

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HIGHLIGHTS

•	The Gahcho Kué Diamond Mine (“GK Mine”) declared commercial production on March 1, 2017 having achieved more than 70% of nameplate capacity of 8,226 tonnes per day over the proceeding 30-day period.

•	Earnings from mine operations amounted to $52,133, since the commencement of commercial production.

•	Net income for the year ended December 31, 2017 was $17,152, or $0.11 basic and diluted earnings per share.

•	Revenue recognized in the year ended December 31, 2017 totaled $237,601 (US$184,645) of which $67,493 was capitalized as pre-commercial production revenue and $170,108 (US$134,253) is reported as sales in the statement of comprehensive income. Revenue was primarily realized through ten tender sales conducted by the Company through its diamond broker based in Antwerp, Belgium, with the balance realized through direct sales to De Beers Canada Inc. (“De Beers”) in instances where production split bids for fancies and specials were won by De Beers. Revenue recognized for the year reflects an average realization of US$70 per carat ($89 Canadian dollar equivalent per carat).

•	Mining of overburden, waste rock and ore in the 5034 open pit for the year ended December 31, 2017 was approximately 33.0 million tonnes. Ore mined in the first year totalled 3,513,000 tonnes, with approximately 840,000 tonnes of ore stockpile at year-end on a 100% basis.

•	For the year ended December 31, 2017, the GK Mine treated approximately 2,775,000 tonnes of ore through the process plant and recovered approximately 5,934,000 carats on a 100% basis for an average recovered grade of approximately 2.14 carats per tonne (“cpt”). This recovered grade is approximately 32% above the original budget for the year ended December 31, 2017. The Company’s 49% attributable share of diamond production for the three months ended December 31, 2017 was approximately 797,000 carats and 2,908,000 carats for the year ended December 31, 2017.

•	Gem and near-gem diamonds for the year ended December 31, 2017 contributed approximately 95% of the diamond sales proceeds at an average price of US$116 per carat. The remaining 5% of proceeds came from industrial diamonds at an average price of US$8 per carat. Gem and near-gem diamonds represented approximately 57% of sales by volume to December 31, 2017.

•	Participation at the Company’s tender sales has been strong from the outset, with participation rates increasing through 2017. An average of eleven bids per lot were received in 2017, with individual tenders offering approximately 125 lots per sale. There is a high level of market interest and competition for Gahcho Kué diamonds with over 100 companies bidding each sale.

•	Cash costs of production, including capitalized stripping costs, for the three months and year ended December 31, 2017 were $62 and $73 per tonne respectively, and $26 and $33 per carat recovered respectively. Note that this term is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the Non-IFRS Measures section.

•	Subsequent to the year ended December 31, 2017, the Company published an updated technical report in respect of the GK Diamond Mine titled “Gahcho Kué Mine NI-43-101 Technical Report” (with information effective as of December 31st, 2017) as prepared and completed by JDS Energy and Mining Inc., filed by the Company on SEDAR on March 26, 2018 and concurrently on EDGAR under form 6K.

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•	On December 11, 2017, the Company closed a private offering of US$330,000,000 senior secured second lien notes due December 15, 2022 (the "Notes"). The Notes accrue interest at a coupon rate of 8.0% per year, payable semi-annually in arrears. Concurrently with the closing of the Notes offering, the Company entered into an undrawn US$50 million first lien revolving credit facility agreement with Bank of Nova Scotia and Nedbank Limited, London Branch. The Company used the net proceeds from the offering of the Notes, together with cash on its balance sheet, to fully repay and terminate its US$370 million project loan facility (of which US$357 million was outstanding as of December 11, 2017), to fully repay amounts owing to De Beers for historical sunk costs related to the development of the mine (of which approximately $48.5 million of costs and accumulated interest was outstanding as of September 30, 2017), and to pay related fees and expenses of the offering of the Notes and the entry into the Senior Secured Credit Facility.

The following table summarizes key operating highlights for the year ended December 31, 2017 and 2016.

		Year ended	Year ended
		December 31, 2017	December 31, 2016

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	3,513	624
*Waste tonnes mined	kilo tonnes	33,000	23,700
*Total tonnes mined	kilo tonnes	36,513	24,324
*Ore in stockpile	kilo tonnes	840	102

Processing
*Ore tonnes processed	kilo tonnes	2,775	565
*Average plant throughput	tonnes per day	7,603	3,693
*Average diamond recovery	carats per tonne	2.14	1.68
*Diamonds produced	000's carats	5,934	949
Approximate diamonds produced - Mountain Province	000's carats	2,908	465
Cash costs of production per tonne, net of capitalized stripping **		$71	-
Cash costs of production per tonne of ore, including capitalized stripping**		$73	-
Cash costs of production per carat recovered, net of capitalized stripping**		$32	-
Cash costs of production per carat recovered, including capitalized stripping**		$33	-

Sales
Approximate diamonds sold - Mountain Province***	000's carats	2,656	-
Average diamond sales price per carat	US	$70	$-

* at 100% interest in the GK Mine including ramp-up period
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the GK Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement. The Company’s primary asset is its 49% interest in the GK Mine.

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Physical construction of the GK Mine was substantially completed at June 30, 2016 and the commissioning of the plant began July 2016. Ramp-up to commercial production commenced on August 1, 2016 and commercial production was declared on March 1, 2017 after the GK Mine achieved approximately 70% of nameplate capacity of 8,226 tonnes per day over a 30-day period.

For royalty purposes for the Government of the Northwest Territories, commercial production is based on the first day after 90 days of achieving 60% of designed production capacity, which was achieved on December 23, 2016.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the auction. Inventory generally will not be held for speculative purposes, though the sale of certain diamonds may be accelerated or deferred in the short term for tactical marketing purposes. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth.

During the year ended December 31, 2017, the Company held ten sales in Antwerp. Sales are held approximately every five weeks during the year.

Revenue from diamond sales is recognized when the performance obligations are completed. Under the Company’s sales terms, the performance obligations are completed when payment has been received for diamonds by the Company or the Company’s agent and diamonds are delivered to the buyer by the Company or the Company’s agent.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The mine covers approximately 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Under the Gahcho Kué Joint Venture Agreement, commercial production for sunk cost repayment purposes is based on the first day after 30 days (excluding maintenance days) of achieving and maintaining 70% of designed production capacity. The $10 million sunk cost repayment on reaching commercial production was paid on March 31, 2017. The remaining principal balance of $24.4 million plus accumulated interest of $24.7 million was paid to De Beers on December 22, 2017.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2017, the Company’s share of the letters of credit issued were $23.4 million (2016 - $23.4 million).

Gahcho Kué Capital Program

For the period, January 1, 2017 to February 28, 2017, the date immediately preceding the declaration of commercial production, funding of approximately $12.5 million (excluding management fee) was requested by the Operator representing the Company’s proportionate share. Included in this amount are ramp-up operating costs, working capital and the remaining original capital related costs.

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During the GK mine’s first winter of operations, extreme cold conditions affected the mine’s conveyor systems which resulted in downtime and lowered throughput. In 2017, De Beers and the Company approved a capital project totalling $23 million on a 100% basis to install enclosures on two conveyors as well as to install dust collection systems at the primary crusher and plant feed bin. Work has commenced on this project and is expected to be completed by the end of Q1 2018, with the work completed to date considered sufficient to adequately mitigate the operating risk for the current winter season.

Gahcho Kué 2017 Production

In August 2017, the Company increased full-year 2017 production guidance on a 100% basis to 5.5 million carats recovered (2.7 million carats on a 49% basis) from 4.4 million carats previously (2.2 million carats on a 49% basis) and also increased guidance on carats sold to 2.4 million carats from 2.0 million previously. Given the strong plant performance and favourable grade experience at the GK Mine, the Company exceeded its full-year 2017 production guidance with recovery of over 5.9 million carats (over 2.9 million on a 49% basis).

The Gahcho Kué orebodies and product profile are complex. The Company continues to work with its joint venture partner De Beers Canada to understand and predict variability in mining location and product profile.

Mining and Processing

For the three months ended December 31, 2017, on a 100% basis, a total of 8.7 million tonnes of overburden, waste rock and ore had been extracted from the 5034 open pit, compared to the original 2017 fourth quarter plan of approximately 9.5 million tonnes (92% of plan). For the year ended December 31, 2017, on a 100% basis a total of 33 million tonnes of overburden, waste rock and ore had been extracted from the 5034 open pit, compared to an original plan of approximately 37.2 million tonnes (89% of plan).

For the three months and year ended December 31, 2017, 693,000 tonnes and 2,775,000 tonnes of kimberlite ore was processed with 1,627,000 carats (100% basis) and 5,934,000 carats being recovered at a grade of 2.35 and 2.14 carats per tonne for the three months and year ended December 31, 2017, respectively.

At December 31, 2017, there was approximately 840,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available in the 5034 pit to meet the planned process throughput rate.

At December 31, 2017, the GK Mine had 486,560 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility based in Yellowknife. The Company had 518,700 carats within its sale preparation channel plus its share of 154,370 carats at the GK Mine and sorting facility for a total of 673,070 carats available for sale inventory.

Diamond Sales

The Company undertook ten tender sales of diamonds during the year through its broker in Antwerp, Belgium, and the first sale of fiscal 2018 was completed in early February 2018. Although the GK Mine declared commercial production on March 1, 2017, revenues and costs from four out of the ten sales conducted in the year have been recorded against the mine construction costs rather than as revenue on the Company’s statement of comprehensive income as those diamonds sold were all recovered prior to the mine declaring commercial production. The majority of the Company’s revenue is derived from its tender sales, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process.

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The following chart summarizes the sales 2017 and 2018:

*Sale 2 in 2018 was heavily weighted towards fancies and specials, with a record number of stones contributing to a higher than normal realized price.

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The following table summarizes the results of sales in 2017:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 1(1)	96	$6,423	$67
Sale 2	231	$16,484	$71
Sale 3(2)	195	$14,794	$76
Total Q1(3)	522	$37,701	$72

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 4(4)	148	$12,691	$86
Sale 5(5)	223	$21,118	$95
Total Q2	371	$33,809	$91

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 6	294	$25,154	$86
Sale 7	463	$27,108	$59
Total Q3	757	$52,262	$69

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 8	354	$22,801	$64
Sale 9	288	$18,981	$66
Sale 10	364	$19,091	$52
Total Q4	1,006	$60,873	$61

Total	2,656	$184,645	$70

Note: Includes the sales directly to De Beers in closest tender.

(1) Assuming the diamonds withdrawn were sold in sale 1 instead of sale 2.

(2) Although the diamond sale closed on March 29, 2017, the sale of 194,000 carats occurred during the first week of April.

(3) Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats could be recognized as sales proceeds in the quarter. The remaining 106,000 carats were recognized in Q2 2017.

(4) Sold carats were produced in the period before declaration of commercial production, therefore were recorded against the property, plant and equipment in accordance with IFRS.

(5) Sale 5 represents the first sale of diamonds produced after the declaration of commercial production on March 1, 2017, therefore have been recorded as revenue on the statement of comprehensive income. Although 222,000 carats were sold, in accordance with IFRS only 215,000 carats could be recognized as sales proceeds in the quarter. The remaining 7,000 carats have been recognized during Q3 2017.

Including the effects of diamond sales to De Beers Canada Inc. the average realized price per carat for the year ended December 31, 2017, was US$70 per carat.

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The following table summarizes the results for sales in 2018:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Sale 1	351	$27,260	$78
Sale 2*	177	$25,098	$142
Total	528	$52,358	$99

*Sale 2 in 2018 was heavily weighted towards fancies and specials, with a record number of stones contributing to a higher than normal realized price.

To more meaningfully relate prices realized at sale events to production results, the Company provides the following table:

Production Period	Q1 2017	April 2017	May 2017	June 2017	July 2017	Aug 2017	Sept 2017	Oct 2017	Nov 2017	Dec 2017	YTD Total 2017

Sale in which goods were primarily sold	3 to 5	6	7	7&8	8	9	10	1	1	2 & 3**
Tonnes processed (100%) (000's)	492	201	276	289	314	269	241	263	236	194	2,775
Recovered grade (carats per tonne)	1.76	2.27	2.09	2.00	2.13	2.32	2.22	2.40	2.22	2.42	2.14
Carats recovered (100%) (000's)	867	457	579	578	669	622	535	632	525	470	5,934
Carats recovered (49%) (000's)	425	224	284	283	328	305	262	310	230	257	2,908
Price per carat in US$, run of mine basis***	$79	$78	$65	$63	$60	$63	$61	$72	$72	N/A
Attributed value per tonne in CAD*	$188	$225	$172	$157	$160	$185	$172	$214	$198	N/A

*Attributed value per tonne has been determined based on realized sales results, with accelerated or deferred goods adjusted to their period production, reflecting only the Company’s 49% share of all diamonds including fancies and specials. Attributed value per tonne in CAD is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the Non-IFRS Measures section.

** Goods from this production period have not yet all been sold.

*** Price per carat in US$, run of mine basis is not clearly defined under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the Non-IFRS Measures section.

The following table summarizes the revenue composition for sales in the year:

	% Volume	% Value	Sale price per carat (US$/ct)
Gem/ Near gem	57%	95%	116
Industrial/ Boart	43%	5%	8

The Company experienced positive sales results in what was a challenging year for the rough diamond market. As a new producer, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers.

The Gahcho Kué orebody and product profile are complex, producing a broad range of white commercial goods together with large, high value special stones and higher than expected volumes of small, brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence.

Each of these product types has a market and an established customer base. All Gahcho Kué goods, with the natural exception of some industrials, are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China.

Market interest in the Company’s tender sales has been strong from the outset, with customer participation rates increasing through 2017. An average of eleven bids per lot were received in 2017, with individual tenders offering approximately 125 lots per sale. There is a high level of customer competition for Gahcho Kué diamonds with over 100 companies bidding each sale.

Given the complexities of the Gahcho Kué rough diamond product profile, results from individual sales can and will vary. Individual product segments will also perform differently at different times in the market. After entering a market severely impacted by Indian demonetization, prices achieved at the Company’s tenders saw slow but steady improvement through the middle of the year. The market experienced a price correction after the annual summer break, driven by uncertainties over the impact of a number of bankruptcies in India. Prices for the Company’s product steadily strengthened in the final sales of 2017, creating good momentum for early sales in 2018.

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2018 Production Outlook

Annually at the GK mine, an internal operational review is undertaken mid year and the results are incorporated into updated budgets and operating plans for the subsequent years. The review that was completed in the third quarter of 2017 identified three main areas of update to the operating plans for 2018 and subsequent years.

•	Based on realized and sustained plant throughput rates in 2017 and confirmatory engineering assessments, the nameplate capacity of the plant is being increased by 5% to 3,150,000 tonnes per annum.

•	Recovered diamond grade in 2017 was higher than previously anticipated. The 2014 Feasibility Study (entitled “Gahcho Kué Project 2014 Feasibility Study”, dated May 13, 2014 amended May 27, 2014) projected a 2017 recovered grade of 1.75 cpt, and initial 2017 guidance provided by the Company in April 2017 anticipated a recovered grade of 1.62 cpt. Actual recovered grade for 2017 was 2.14 cpt, and for the fourth quarter was 2.35 cpt.

•	As previously disclosed, for geotechnical reasons a layback of the planned east wall of the 5034 open pit is required. Relating primarily to a joint set encountered within the country rock, the revised pit wall design calls for a shallower overall pit slope angle of approximately 41°. The geotechnical issue was identified in the opening of several benches of the pit wall, and the pushback of those opening benches was commenced during the summer. Accordingly, the primary impact on the mine plan will be additional waste removal due to the increased stripping requirements. If the joint set issue persists through the full depth of the pit wall, the additional waste removal over life of mine will be approximately 66 million tonnes (beyond initial design). Should the geotechnical issue dissipate at lower bench levels, it may be possible to step in and steepen the pit wall angle and commensurately reduce the additional waste removal required.

For 2018, the GK operational plan anticipates total ore processing of approximately 3,115,000 tonnes, recovering between 6.3 million and 6.6 million carats (100% basis) and reflecting a recovered grade of between 2.02 cpt and 2.12 cpt. This forecast has been confirmed with the results of the latest 2018 “Gahcho Kué Mine Technical Report”. The higher grades are specifically attributable to centre and east lobe of the 5034 pipe, and are expected to continue throughout the Life of Mine Plan for this zone. The 2018 GK operational plan anticipates cash costs of production, including capitalized stripping costs, increasing to a run-rate of $96 per tonne. The increase in cost is due primarily to the increased waste removal attributed to the push back of the planned 5034 east wall, although there may be opportunities to reduce overall costs related to the actual operational conditions encountered during 2018.

The 2018 GK operational plan anticipates sustaining and other capital expenditures (other than capitalized stripping) of approximately $55 million (100% basis). Exploration expenditures for 2018, if any, will be expensed and not capitalized based on the Company’s accounting policy.

A summary of key parameters from the updated GK operational plan over the next five years is provided as follows (100% basis):

		2018	2019	2020	2021	2022
Ore tonnes processed	000s	3,115	3,153	3,161	3,153	3,153
Carats recovered	000s	6,300 - 6,600	6,000 - 6,300	6,300 - 6,600	5,700 - 6,000	5,300 - 5,600
Cash costs of production per tonne, net of capitalized stripping		$76	82	76	74	81
Cash costs of production per tonne, including capitalized stripping		$96	99	100	100	103
Sustaining capital expenditures	$000s	54,629	31,497	12,669	9,070	7,355

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The 5-year production outlook provided in the above table is in line with the guidance previously provided in Q3 2017 with minor exceptions to the operating and sustaining capital cost estimates shown here. The 2018 cash costs of production per tonne, net of capitalized stripping, have been revised to $76 from $77. The 2018 cash costs of production per tonne, including capitalized stripping, have been revised to $96 from $100. 2018 sustaining capital expenditures have been revised to $54.6 million from $46.6 million previously reported.

Not included in the updated GK operational plan is any potential processing of diamondiferous kimberlite from the Southwest Corridor, between the 5034 and Hearne pipes. Much of the Southwest Corridor is already scheduled under the mine plan to be mined as waste rock, and in the course of stripping activity to date, this area has been recognized as containing diamondiferous kimberlite that is not included in the current project resource or reserve statements. An exploration program is being carried out in the area of the Southwest Corridor to consider whether resource identification may be validated, with full program drill results anticipated in April 2018. Also, not included in the updated GK operational plan is any potential grade increase associated with the West lobe of the 5034 pipe. Evaluations are being conducted on the West lobe to better isolate and assess its grade performance, the outcomes of which are anticipated in 2018 and may justify further revision to production estimates.

Diamond Outlook

The last quarter of 2017 was the defining period for consumer diamond jewellery demand, with Thanksgiving and Christmas in western markets, and Diwali in India, as major gifting occasions. Overall, the three months ended December 2017 retail demand was strong, giving a boost to an otherwise mediocre year. Against a backdrop of moderated supply volumes, this has driven buoyant rough demand into the first quarter of 2018.

Reported US holiday sales exceeded expectations, achieving year-on-year growth of 5-6%. The retail landscape continues to shift, with declining mall traffic and fiercer competition and discounting amongst mall-based outlets. Bricks and mortar retailers continue to contract, but at slowing rate. With online channels growing and performing strongly; double-digit growth is anticipated for 2018.

In Asian markets, recovery of Hong Kong is particularly encouraging. Hong Kong visitor numbers from mainland China up around 8% year-on-year in November and December 2017. Major retailers all posted double-digit growth in the fourth quarter of 2017 for Hong Kong, although this was offset by a more static picture in mainland China. However, early reports following recent Chinese New Year indicate strong sales from jewellery retailers.

In India, Diwali season closed out well and exceeded expectations, helped by the lifting of government reporting regulations on jewellery transactions.

Global high-end brands performing well, with Tiffany, Richemont, Kering and LVMH all posting strong results for jewellery business units.

The strong demand for the last quarter of 2017 in all the major consumer centres resulted in good polished sell-through from polished wholesale markets. This depleted stock in cutting centres, driving demand for rough replenishment. The unusually long gap in major rough producer sales between December 2017 and January 2018 reinforced this, resulting in high demand in January 2018.

Manufacturing margins remain relatively thin as polished prices have been slow to increase, although smaller diamonds in particular have rebounded slightly. In view of this, the major producers have kept rough diamond pricing stable, keen to avoid volatility seen in recent years. However, given strong demand, rough diamonds traded on the secondary market is sold at premium, and producers selling through auction and tender systems have achieved higher prices.

Currently, midstream financing remains a concern in the market. Major western banks have been withdrawing from the industry in recent years, creating increased dependence on Indian banks, who appeared solid. The recent Nirav Modi banking fraud, whilst quite isolated from midstream banking practices, may result in a more cautious approach by Indian banks.

Overall, the near-term outlook remains solid and the rough market is expected to be stable.

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Results of operations

The Company, as discussed above, has held ten sales of diamonds during the year ended December 31, 2017.

SELECTED ANNUAL INFORMATION

	December 31	December 31	December 31
Expressed in thousands of Canadian dollars	2017	2016	2015
	$	$	$
Sales	170,108	-	-
Earnings from mine operations	52,133	-	-
Operating income (loss)	36,068	(6,277)	(6,317)
Net income (loss) for the year	17,152	4,798	(43,169)
Basic and diluted earnings (loss) per share	0.11	0.03	(0.28)
Cash flow provided by (used in) operating activities	42,651	(17,907)	(4,244)
Cash flow provided by (used in) investing activities	41,177	(205,568)	(255,747)
Cash flow provided by (used in) financing activities	(48,693)	221,103	265,190
Balance Sheet
Total assets	795,066	783,761	582,848

summary of Fourth Quarter Financial Results

Three months ended December 31, 2017 compared to the three months ended December 31, 2016, expressed in thousands of Canadian dollars.

For the three months ended December 31, 2017, the Company recorded a net loss of $15,927 or $0.10 loss per share compared to net loss $8,306 or $0.05 loss per share for the same period in 2016. A significant difference was earnings from mine operations of $16,363 in the three months ended December 31, 2017, compared to $nil for the same period in 2016. Additionally, for the three months ended December 31, 2017, unamortized deferred financing costs of $15,533 in relation to the Loan Facility were expensed when the Loan Facility was terminated in December 2017. The total net finance expenses for the period were $25,939, compared to $nil for the same period in 2016. Foreign exchange loss, for the three months ended December 31, 2017, was $2,949, compared to $9,513 for the same period in 2016.

Earnings from mine operations

Earnings from mine operations for the three months ended December 31, 2017 were $16,363, compared to $Nil for the same period in 2016. For the three months ended December 31, 2017, diamond sales related to 1,006,000 carats were $77,242. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2017 were $34,594; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2017 were $23,028; and the cost of acquired diamonds for the three months ended December 31, 2017 were $3,257, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations were $16,363. There are no comparative figures as the GK Mine declared commercial production on March 1, 2017.

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Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended December 31, 2017 were $4,715 compared to $2,479 for the same period in 2016. The significant expenses included in these amounts for the three months ended December 31, 2017 $1,879 relating to selling and marketing, $1,176 related to consulting fees and payroll, and $293 relating to share-based payment expense. Selling and marketing expenses were incurred in 2017 due to the Company holding its first ten sales. As such no selling and marketing costs were incurred in the same period for 2016.

Net finance income (expenses)

Net finance expenses for the three months ended December 31, 2017 were $25,939 compared to $1 for the same period in 2016. Included in the amount for the three months ended December 31, 2017, were $26,160 relating to finance costs, $141 relating to accretion expense on decommissioning liability and $362 relating to interest income. Finance costs have increased for the three months ended December 31, 2017 compared to the same period in 2016 due to interest expense incurred on the Loan Facility and secured notes payable being expensed after the declaration of commercial production, whereas it was previously capitalized to the mine development. The recurring interest expenses and other financing costs on outstanding debt amounted to approximately $30.7 million. Included in this amount is a non-recurring non-cash expense for deferred financing costs of $15,533 written off upon termination of the Loan Facility in December 2017. Also included is approximately $1 million of non-recurring costs associated with the setup of the RCF incurred in December 2017. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2017 was consistent with the 2016 period.

Derivative gains

Derivative gains for the three months ended December 31, 2017 were $1,763 compared to $3,665 for the same period in 2016. For the three months ended December 31, 2017, the overall derivative gain is attributed to the settlement of the interest rate swap contracts, and due to the recognition of an embedded derivative asset from the secured notes payable. The overall derivative gains for the three months ended December 31, 2016, related to the settlement of foreign currency forward strip contracts.

Foreign exchange gains (losses)

Foreign exchange gains (losses) for the three months ended December 31, 2017 ($2,949) compared to ($9,513) for the same period in 2016. The foreign exchange loss for the three months ended December 31, 2017 was a result of the slight Canadian dollar weakening relative to the U.S. dollar and the translation of the Loan Facility, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the period ended September 30, 2017. The same trend existed in the previous year.

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Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	December 31	September 30	June 30	March 31
	2017	2017	2017	2017
	$	$	$	$
Earnings and Cash Flow
Sales	77,242	65,218	27,648	-
Operating income (loss)	11,176	20,657	7,663	(3,428)
Net income (loss) for the period	(15,927)	27,669	7,554	(2,144)
Basic and diluted earnings (loss) per share	(0.10)	0.17	0.05	(0.01)
Cash flow provided by (used in) operating activities	36,389	49,238	(15,737)	(27,239)
Cash flow provided by (used in) investing activities	54,079	(38,715)	18,217	7,596
Cash flow provided by (used in) financing activities	(62,970)	(7,871)	(8,826)	30,974
Balance Sheet
Total assets	795,066	884,806	857,320	873,753

		Three months ended
	December 31	September 30	June 30	March 31
	2016	2016	2016	2016
	$	$	$	$
Earnings and Cash Flow
Operating income (loss)	(2,479)	(1,426)	(1,204)	(1,168)
Net income (loss) for the period	(8,306)	(5,387)	(352)	18,843
Basic and diluted earnings (loss) per share	(0.05)	(0.03)	(0.00)	0.12
Cash flow provided by (used in) operating activities	2,017	(4,298)	(13,973)	(1,654)
Cash flow provided by (used in) investing activities	(63,276)	(16,404)	(36,689)	(89,198)
Cash flow provided by (used in) financing activities	36,422	32,540	59,271	92,870
Balance Sheet
Total assets	783,761	752,825	732,959	693,923

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summary of full year 2017 Financial Results

Year ended December 31, 2017 compared to the year ended December 31, 2016, expressed in thousands of Canadian dollars.

For the year ended December 31, 2017, the Company recorded net income of $17,152 or $0.11 earnings per share compared to $4,798 net income or $0.03 earnings per share for the same period in 2016. A significant difference was earnings from mine operations of $52,133 in the year ended December 31, 2017, compared to $nil for the same period in 2016. An additional reason for the significant increase in net income for the year ended December 31, 2017 was the $30,035 foreign exchange gain, compared to $4,835 for the same period in 2016.

Earnings from mine operations

Earnings from mine operations for the year ended December 31, 2017 were $52,133, compared to $Nil for the same period in 2016. For the year ended December 31, 2017, diamond sales related to 1,986,000 carats were $170,108 (US$134,253). Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2017 were $64,420; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2017 were $44,615; and the cost of acquired diamonds for the year ended December 31, 2017 was $8,940, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations were $52,133. There are no comparative figures as the GK Mine declared commercial production on March 1, 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2017 were $15,593 compared to $6,277 for the same period in 2016. The significant expenses included in these amounts for the year ended December 31, 2017 were $6,493 relating to selling and marketing, $3,238 related to consulting fees and payroll, and $1,582 relating to share-based payment expense. Selling and marketing expenses were incurred in 2017 due to the Company holding its first ten sales. Consulting fees and payroll related expenses for the year ended December 31, 2017, have significantly increased from $2,422 in 2016 to $3,238 in 2017, due to the transition in executive leadership during the year, and the associated costs of severance and transition.

Net finance income (expenses)

Net finance income (expenses) for the year ended December 31, 2017 ($52,219) compared to $122 for the same period in 2016. Included in these amounts were ($52,738) relating to finance costs, ($562) relating to accretion expense on decommissioning liability and $1,081 relating to interest income. Finance costs have increased for the year ended December 31, 2017 compared to 2016 due to interest expense incurred on the Loan Facility and secured notes payable being expensed after the declaration of commercial production, whereas it was previously capitalized to the mine development. The recurring interest expenses and other financing costs on outstanding debt amounted to approximately $52.7 million. Included in this amount is a non-recurring non-cash expense for deferred financing costs of $15,533 written off upon termination of the Loan Facility in December 2017. Also included is approximately $1 million of non-recurring costs associated with the setup of the RCF in December 2017. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2017 was consistent with the 2016 period.

Derivative gains

Derivative gains for the year ended December 31, 2017 $3,178 compared to $6,028 for the same period in 2016. For the year ended December 31, 2017, the overall derivative gain is attributed to the relative strengthening of the LIBOR rate, which has resulted in a derivative gain on the interest rate swap contracts, and due to the recognition of an embedded derivative asset from the secured notes payable. The overall derivative gains for the year ended December 31, 2016, related to the settlement of foreign currency forward strip contracts.

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Foreign exchange gains (losses)

Foreign exchange gains (losses) for the year ended December 31, 2017 were $30,035 compared to $4,835 for the same period in 2016. The foreign exchange gain for the year ended December 31, 2017 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the Loan Facility and secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the period end. At December 31, 2017, the spot exchange rate was $1.2571/US$1 compared to $1.3427/US$1 at December 31, 2016. At December 31, 2016, the spot exchange rate was $1.3427/US$1 compared to $1.384/US$1 at December 31, 2015. The foreign exchange gains for the year ended December 31, 2016 was a result of the Canadian dollar weakening relative to the U.S. dollar and the translation of the Loan Facility and U.S. dollar cash balances to Canadian dollar at the spot rate at the period end.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company does not have any current tax expense as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The development of the GK Mine is complete and commercial production was declared on March 1, 2017. The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for cash calls to fund the operating expenses for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to impair costs capitalized to date. As discussed above, the Company arranged the necessary equity and Loan Facility to fund its share of the construction and commissioning costs of the GK Mine. In December 2017, the Company terminated its previous Loan Facility through the issuance of secured notes payable. Concurrent with the closing of the Notes offering, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

The RCF is subject to a quarterly commitment fee of 1.2375% per annum until March 31, 2018. Subsequent to March 31, 2018, the Company is subject to a commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at December 31, 2017, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis:

•	Total Leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to Interest Expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the most recent financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.

The Company is in compliance with all financial covenants as at December 31, 2017

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The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends, which relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. The amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment.

Cash flow used in operating activities, including change in non-cash working capital for the year ended December 31, 2017 were $42,651 compared to ($17,907) for the same period in 2016. The increase in cash provided was a result of the increase in earnings from mine operations of $52,133.

Investing activities for the year ended December 31, 2017 were $41,177 compared to ($205,568) for the same period in 2016. For the year ended December 31, 2017, the outflow for the purchase of equipment and the expenditures directly related to the development of the GK Mine and other commissioned assets were $105,824 compared to $195,254 for the same period in 2016. Capitalized interest paid for the year ended December 31, 2017 was $5,451 compared to $25,007 for the same period in 2016. Cash used for investing activities for the year ended December 31, 2017 include $105,824 in property, plant and equipment, $5,451 for capitalized interest paid and offset by $83,878 in restricted cash, $67,493 in pre-production sales and $1,081 of interest income. Included in the $105,824 cash used in property, plant and equipment is the production and processing costs related to the pre-commercial production diamonds, which were sold and generated the $67,493 in pre-production sales.

Financing activities for the year ended December 31, 2017 were ($48,693) compared to $221,103 for the same period in 2016. Cash flows used in financing activities for the year ended December 31, 2017, related to cash draws of US$25 million or approximately $32.4 million Canadian dollar equivalent from January 1, 2017 to March 1, 2017 from the Loan Facility and the repayment of US$357 million or $458.9 million Canadian dollar equivalent repayment. On December 11, 2017, US$330 million or approximately $424.4 of secured notes payable were issued. Total financing costs in the year ended December 31, 2017 were approximately $48.2 million relating to interest incurred on the Loan Facility and the transaction costs related to the secured notes payable. Proceeds from option exercises were $1,577. For the year ended December 31, 2016, financing activities related to cash draws of US$174 million or approximately $223.6 million Canadian dollar equivalent from January 1, 2016 to December 31, 2016 from the Loan Facility, net of financing costs of approximately $3 million and proceeds from option exercises of $483.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENT RISKS

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	December 31,	December 31,
	2017	2016
0-30 days	$2,679	$1,882
30 to 90 days	-	150
More than 90 days	-	4
Total	$2,679	$2,036

On December 31, 2017 and 2016, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

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All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $2,068 (2016 - $1,659).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company expects that it will be able to meet its obligations as they come due from the positive cash flows of ongoing operations. Also, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes. In order for the RCF to remain available, certain financial covenants must be met (Financial Statements Note 11). Being able to maintain positive cash flows from operations and the ability to comply with the RCF covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

As at December 31, 2017, the Company has an obligation for US$330 million or $414.8 million Canadian dollar equivalent from the secured notes payable.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2017, since the secured notes payable does not have a variable interest rate. At December 31, 2017, the total secured notes payable was US$330 million.

At December 31, 2016, a 100-basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $6.71 million. A 100-basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest for the year ended December 31, 2016 by approximately $6.87 million.

Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, but funded through the U.S. dollar secured notes payable (Financial Statements Note 11). The Company also sells its 49% share of the GK Mine diamonds produced in U.S. dollars.

As at December 31, 2017, the Company had cash, accounts payable and accrued liabilities, derivative assets, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

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Cash	$25,509
Derivative assets	963
Accounts payable and accrued liabilities	(3,783)
Secured notes payable	(414,843)
Total	$(392,154)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2017 would have resulted in an increase or decrease to net income for the year ended December 31, 2017 of approximately $39.2 million.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgments, estimates and assumptions have been made are summarized below.

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment as at December 31, 2017 is that indicators of potential impairment exist. The primary indicators are a combination of various economic factors including expected future diamond prices and expected increases in operating and stripping costs over the life of the mine, consistent with the updated 43-101 report, identified by the Company (financial statements Note 8). The Company accordingly assessed for impairment, but determined no impairment existed. The Company’s assessment was that as at December 31, 2016 no indicator of an impairment in the carrying value of its mineral properties had occurred.

b)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision, which required significant judgment.

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

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a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly. Significant assumptions exist for the determination of what constitutes decommissioning and restoration. Judgment has been applied by management to determine which decommissioning and restoration costs have been appropriately capitalized to inventory, based on the nature of the costs incurred upon reaching commercial production.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of the financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Payment (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management concludes there will be no material impact on the effect of adopting IFRS 2 on the consolidated financial statements, which will be implemented in its financial statements for the annual period beginning January 1, 2018.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Management concludes there will be no material impact on the effect of adopting IFRS 9 on the consolidated financial statements, which will be implemented in its financial statements for the annual period beginning January 1, 2018.

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Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations and requires companies to bring most leases on balance sheet. The significant change will affect the accounting treatment of leases currently classified as operating leases. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company has assessed that the adoption of IFRS 16 will have a material increase in lease liabilities, representing the present value of future payments under arrangements currently classified as operating leases, along with a corresponding increase in property, plant and equipment.

Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration. The Company will adopt IFRIC 22 in its financial statements for the annual period beginning January 1, 2018 on a prospective basis. The Company has completed its assessment of the impact of IFRIC 22 and does not expect the interpretation to have a material impact on the consolidated financial statements.

Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. Management is currently assessing the impact of the IFRIC 23 on the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin (a corporation controlled by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Bottin, is a beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have a common member of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

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The balances as at December 31, 2017 and 2016 were as follows:

	December 31,	December 31,
	2017	2016
Payable to the Operator of the GK Mine*	$523	$926
Payable to De Beers Canada Inc. for interest on letters of credit	339	-
Receivable from De Beers Canada Inc. for sunk cost overpayment	21	-
Payable to International Investment and Underwriting	32	53
Payable to key management personnel	178	3

*included in accounts payable and accrued liabilities

The transactions for the years ended December 31, 2017 and 2016 were as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
The total of the transactions:
Kennady Diamonds	$90	$90
International Investment and Underwriting	82	53
Remuneration to key management personnel	3,878	2,077
Sunk cost repayment to De Beers Canada Inc.	49,063	-
Diamonds sold to De Beers Canada Inc.	8,791	3,622
Diamonds purchased from De Beers Canada Inc.	19,470	10
Finance costs incurred from De Beers Canada Inc.	339	205
Assets purchased from De Beers Canada Inc.	324	553
Management fee charged by the Operator of the GK Mine	4,153	5,211

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2017 and 2016 were as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Consulting fees, payroll, director fees, bonus and other short-term benefits	$2,707	$1,608
Share-based payments	1,171	469
	$3,878	$2,077

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

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CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$466	$473	$315	$1,485
Gahcho Kué Diamond Mine commitments	14,822	-	-	-	14,822
Gahcho Kué Diamond Mine operating lease obligations	841	1,384	237	166	2,628
Trade and other payables	34,615	-	-	-	34,615
Revolving credit facility stand by charges	619	1,238	585	-	2,442
Notes payable - Principal	-	-	414,843	-	414,843
Notes payable - Interest	33,551	66,466	66,375	-	166,392
	$84,679	$69,554	$482,513	$481	$637,227

NON-IFRS MEASURES

The MD&A refers to the terms “Price per carat in US$, run of mine basis” and “Attributed value per tonne in CAD”, as well as “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBTIDA)”. Each of these is a non-IFRS performance measure, and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Price per carat in US$, run of mine basis, and attributed value per tonne in CAD are used by management to analyze the sales results based on date of production rather than sales date. Differences from reported sales are attributed to the holding back or accumulation of diamonds, the expediting of certain diamonds produced into an earlier sale batch, and the inclusion in revenue under IFRS of proceeds from the sale of De Beers’ 51% of fancies and specials won by the Company under the tender process, described as adjustments for stock movements and holdbacks.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. The H2 2017 period represents the first full half year of commercial production, and there is no comparative Adjusted EBITDA for the same period in 2016.

The following table provides a reconciliation of the Adjusted EBITDA with the net income on the consolidated statements of comprehensive income:

H2 2017

Net income and comprehensive income for the period	$9,608
Add/deduct:
Non-cash depreciation and depletion	39,521
Net finance expenses	37,080
Unrealized foreign exchange gain on secured notes payable	(9,339)
Realized foreign exchange gain on the settlement of the project lending facility	(20,228)
Adjusted earnings before interest, depreciation and depletion (EBITDA)	$56,642

The following table provides a reconciliation of price per carat in US$, run of mine basis, to the amounts included in property, plant and equipment on the consolidated balance sheets, and the sales reported on the consolidated statements of comprehensive income, as applicable:

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Sales per carat (expressed in 000's, except per carat amounts)	Sale 3 &4(1)	Sale 5(2)	Sale 6(2)	Sale 7(2)	Sale 8(3)	Sale 9	Sale 10	2018 - Sale 1	2018 - Sale 2
Sales	$37,062	$27,648	$26,500	$33,316	$25,569	$24,182	$24,502	$34,201	$32,360
Less: effects of foreign exchange spot translations	$(9,577)	$(6,765)	$(5,318)	$(6,208)	$(4,355)	$(5,201)	$(5,411)	$(6,941)	$(7,262)
Sales in $US	$27,485	$20,883	$21,182	$27,108	$21,214	$18,981	$19,091	$27,260	$25,098
Carats sold	343	215	297	463	353	288	364	351	177
Sales per carat, $US	$80	$97	$71	$59	$60	$66	$52	$78	$142

Reconciliation of date of sale to date recovered from processing plant (expressed in 000's)	Sales 3 & 4(1)	Sale 5(2)	Sale 6(2)	Sale 7(2)	Sale 8(3)	Sale 9	Sale 10	2018 - Sale 1(3)	2018 - Sale 2(3)	Total
Carats recovered through processing plant
Inception to end of period 2016	88	-	-	-	-	-	-	-	-	415
First quarter production period 2017	255	163	7	-	-	-	-	-	-	425
April 2017 production period	-	52	172	-	-	-	-	-	-	224
May 2017 production period	-	-	118	166	-	-	-	-	-	284
June 2017 production period	-	-	-	283	-	-	-	-	-	283
July 2017 production period	-	-	-	14	314	-	-	-	-	328
August 2017 production period	-	-	-	-	39	266	-	-	-	305
September 2017 production period	-	-	-	-	-	22	240	-	-	262
October 2017 production period	-	-	-	-	-	-	124	186	-	310
November 2017 production period	-	-	-	-	-	-	-	165	65	230
Sales in $US adjusted for date recovered from processing plant
Inception to end of period 2016	$4,898	$-	$-	$-	$-	$-	$-	$-	$-	$27,805
First quarter production period 2017	$22,587	$11,179	$-	$-	$-	$-	$-	$-	$-	$33,766
April 2017 production period	$-	$9,704	$7,768	$-	$-	$-	$-	$-	$-	$17,472
May 2017 production period	$-	$-	$13,414	$5,046	$-	$-	$-	$-	$-	$18,460
June 2017 production period	$-	$-	$-	$17,829	$-	$-	$-	$-	$-	$17,829
July 2017 production period	$-	$-	$-	$4,233	$15,447	$-	$-	$-	$-	$19,680
August 2017 production period	$-	$-	$-	$-	$5,767	$13,448	$-	$-	$-	$19,215
September 2017 production period	$-	$-	$-	$-	$-	$5,533	$10,449	$-	$-	$15,982
October 2017 production period	$-	$-	$-	$-	$-	$-	$8,642	$13,678	$-	$22,320
November 2017 production period	$-	$-	$-	$-	$-	$-	$-	$13,582	$-	$16,560

Production period (expressed in 000's, except per carat amounts)	Q1 2017	April 2017	May 2017	June 2017	July 2017	August 2017	September 2017	October 2017	November 2017	December 2017
Carats recovered through processing plant	425	224	284	283	328	305	262	310	230	N/A
Sales in $US, date recovered through processing plant	$33,766	$17,472	$18,460	$17,829	$19,680	$19,215	$15,982	$22,320	$16,560	N/A
Price per carat in $US, run of mine basis	$79	$78	$65	$63	$60	$63	$61	$72	$72	N/A

(1) Total revenue for sales 1 to 4 equates to the amounts included in property, plant and equipment on the consolidated balance sheets.

(2) As presented in the consolidated statements of comprehensive income.

(3) Sale occurred subsequent to the year end, which will be reported in first quarter of 2018.

(4) During sale 8, approximately 353K of carats were sold, of which approximately 328k were processed in the one-month period ended July 31, 2017. The remainder were processed during August 2017.

The following table provides a reconciliation of the attributed value per tonne in CAD to the amounts included in property, plant and equipment on the consolidated balance sheets, and the sales reported on the consolidated statements of comprehensive income:

Production period (expressed in 000's, except per carat amounts)	Q1 2017	April 2017	May 2017	June 2017	July 2017	August 2017	September 2017	October 2017	November 2017	December 2017
Carats recovered through processing plant	425	224	284	283	328	305	262	310	230	N/A
Average grade processed through processing plant	1.76	2.27	2.09	2.00	2.13	2.32	2.22	2.40	2.22	N/A
Tonnes processed through processing plant	241	99	136	142	154	131	118	129	104	N/A
Sales in $US, date recovered through processing plant	$33,766	$17,472	$18,460	$17,829	$19,680	$19,215	$15,982	$22,320	$16,560	N/A
Add back effects of foreign exchange spot translations	$11,632	$4,731	$4,912	$4,387	$4,958	$5,106	$4,317	$5,322	$3,954	N/A
Sales in $, date recovered through processing plant	$45,398	$22,203	$23,372	$22,216	$24,638	$24,321	$20,299	$27,642	$20,514	N/A
Attributed value per tonne in CAD****	$188	$225	$172	$157	$160	$185	$172	$214	$198	N/A

(1) Total revenue for sales 1 to 4 equates to amounts included in property, plant and equipment on the consolidated balance sheets.

(2) As presented in the consolidated statements of comprehensive income.

(3) Sale occurred subsequent to the quarter end, which will be reported in the fourth quarter of 2017.

(4) Attributed value per tonne in CAD is calculated as ‘Sales in $, date recovered through processing plant’ divided by ‘Tonnes processed through plant.’

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The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income:

		Year ended	Year ended
(in millions of Canadian dollars, except where otherwise noted)		December 31, 2017	December 31, 2016

Cost of sales production costs		$64,420	-
Cash cost of production of ore processed, net of capitalized stripping		$86,244	-
Cash costs of production of ore processed, including capitalized stripping		$89,021	-

Tonnes processed	kilo tonnes	1,214	-
Carats recovered	000's carats	2,661	-

Cash costs of production per tonne of ore, net of capitalized stripping		$71	-
Cash costs of production per tonne of ore, including capitalized stripping		$73	-
Cash costs of production per carat recovered, net of capitalized stripping		$32	-
Cash costs of production per carat recovered, including capitalized stripping		$33	-

The annual cash costs of production per tonne of ore, net of capitalized stripping was $71 and the annual cash costs of production per tonne of ore, including capitalized stripping was $73, both of which were within forecast.

Subsequent eventS

Subsequent to the year ended December 31, 2017, the Company announced a definitive arrangement agreement pursuant to which the Company will acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) (TSX-V: KDI) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders will receive 0.975 of a Mountain Province common share for each Kennady common share of Kennady, representing the equivalent of $3.46 per Kennady Share, based on the closing price of Mountain Province Shares on the TSX on January 26, 2018.

Subsequent to the year ended December 31, 2017, the Company announced it had signed a non-binding memorandum of understanding (“MoU”) with its partner in the Gahcho Kué mine, De Beers Canada Inc. The MoU contemplates a framework under which properties owned by Kennady may be incorporated into the Gahcho Kué joint venture, in the event that the Company’s proposed acquisition of Kennady is approved. The Company and De Beers will now work towards a definitive agreement based on the MoU.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risk that the production from the mine will not be consistent with the Company’s expectation;
▪	risk that production and operating costs are not within the Company’s estimates;
▪	risk of lack of operating history and new mining operation;
▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

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▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner;
▪	risks relating to complying with the covenants in our revolver credit facility;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	the ability to develop and operate the Company’s GK Mine on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At March 26, 2018, there were 160,253,501 shares issued, 3,640,000 stock options and 488,665 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

The Interim Chief Executive Officer (“Interim CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

For the fiscal year ended December 31, 2016, management identified the following material weaknesses that existed in our internal control over financial reporting.

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•	The design of management’s control in Gahcho Kué Project over the review of manual journal entries was inadequate. Specifically, management did not design controls to ensure that all manual journal entries were independently reviewed and approved for validity, accuracy and completeness. This control deficiency, which is pervasive in nature, did not result in any adjustments, however, there is a reasonable possibility that material misstatements of the consolidated financial statements will not be prevented or detected on a timely basis as a result.

•	The design of management’s control in Gahcho Kué Project over payroll changes was inadequate. Specifically, management did not design controls to ensure payroll changes were reviewed for validity, accuracy and completeness. This control deficiency, did not result in any adjustments to payroll costs capitalized to fixed assets in the financial statements, however, there is a reasonable possibility that material misstatements of the consolidated financial statements will not be prevented or detected on a timely basis as a result.

•	The design of management’s control in Gahcho Kué Project over supplies inventory was inadequate. Specifically, management did not design controls to ensure the completeness, existence and accuracy of supplies inventory. This control deficiency, resulted in adjustments to increase supplies inventory and decrease assets under construction. This control deficiency results in a reasonable possibility that a material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis.

Remediation activities

Management commenced remediation efforts in the Fiscal 2017 related to these material weaknesses. Following management's determination of the material weaknesses, management promptly began taking the following remedial actions:

•	The Company designed and implemented additional management review controls over payroll changes to ensure validity, accuracy and completeness.

•	The Company designed and implemented additional management review controls over supplies inventory to ensure the completeness, existence and accuracy.

•	The Company designed and implemented additional management review controls over the manual journal entries to ensure validity, accuracy and completeness.

These remedial actions strengthened the Company's internal control over financial reporting and addressed the material weaknesses that were identified as of December 31, 2016. Management concluded that the material weaknesses have been remediated.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the Interim CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of, and with the participation of, the Interim CEO and the CFO, has evaluated its DC&P and ICFR as defined under 52-109 and concluded that, as of December 31, 2017, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes.

NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to the internal controls during the year ended December 31, 2017.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

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